ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held December 15–17, 2014, the Board of Trustees for the Registrant approved additional share classes for the funds set forth below:

Fund	Additional Share Classes Proposed to be Registered
JHF II Absolute Return Currency Fund	R2, R4
JHF II Fundamental All Cap Core Fund	R2, R6
JHF II Fundamental Large Cap Value Fund	R2, R6